March 26, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street NE
Washington, D.C. 20549

Attn:	Julia Griffith

Re:	B. Riley Principal 250 Merger Corp.

Registration Statement on Form S-1

Filed February 24, 2021

File No. 333-253464

Ms. Griffith:

On behalf of our client, B. Riley Principal 250 Merger Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on February 24, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 23, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-1 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Form S-1 filed February 24, 2021

Summary, page 1

1.	Please balance the statement on page 4 that "[w]e believe that this structure aligns the incentives of these officers and directors with the interests of our stockholders" to also state that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 80 of the First Amended Registration Statement, and correspondingly added a risk factor on page 54 of the First Amended Registration Statement.

United States Securities and Exchange Commission

March 26, 2021

The Offering

Founder shares, page 13

2.	State here the number of founder shares sold and the price paid on a per share basis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and Alt-4 of the First Amended Registration Statement to state the number of founder shares sold and the price paid on a per share basis.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman.